Hiveskill LLC
Statements of Cash Flow
(Unaudited)

	Year Ended December 31, 2022
Cash flows from operating activities:	
Net income	$ (93,323)
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	(93,323)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Proceeds from issuance of membership units	66,101
Net cash increase for period	(93,323)
Cash at beginning of period	49,833
Cash at end of year	$ 22,611
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

	Year Ended December 31, 2021
	$ (9,990)
	-
	(9,990)
	-
	59,823
	(9,990)
	-
	$ 49,833
	$ -
	$ -